UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00307

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

680 East Colorado Blvd. Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Miso Robotics, Inc..”, “Miso”, “Miso Robotics,” “we,” “us,” “our,” or the “company” mean Miso Robotics, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. BUSINESS

Miso Robotics, Inc. (the “Company”) was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October 3, 2016. The Company develops and manufactures artificial intelligence-driven robots that assist chefs to make food at restaurants. The Company is headquartered in Pasadena, California.

In November 2021, the Company became a founding stockholder in Ally Robotics, Inc., (“Ally”) a Delaware corporation whereby the Company was issued 6,600,000 shares of Ally’s common stock in exchange for a 93% interest in Ally. As such, Ally became a subsidiary of the Company. As of December 31, 2022, the Company holds 55.92% interest in Ally. Ally was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry.

Miso’s original mission was to create the world’s first artificial intelligence-powered, autonomous, robotic kitchen assistant for commercial kitchens named “Flippy.” The goal was to give “eyes” and “brains” to a robotic arm so that it could operate in commercial kitchens with real-time situational awareness and robotic controls. Since then, the Company has been rolling out its Flippy product, and has launched several early-stage “innovation” product lines as well.

Today, Miso is powered by the belief that automation is critical for the restaurant and prepared food industries due to permanent labor shortages.  The Company believes that the future of food is on-demand, accessible, personalized, and scalable. Accordingly, the Company aims to build leading-edge technology platforms, which leverage artificial intelligence (“AI”), machine learning, and automation advancements.

The Company’s AI-powered kitchen assistants automate the most repetitive, dangerous, and least desirable tasks in the kitchen. We believe this frees up staff to spend more time with customers, and brings more value to restaurant owners.

Miso Robotics’  kitchen assistant product lines have received full certification by NSF International for meeting sanitation standards for commercial kitchen equipment, and an ETL Listed Mark by Intertek for meeting UL electrical safety standards.

Principal Products and Services

Flippy

Miso Robotics’  signature product is “Flippy,” a cloud-connected AI platform that performs frying tasks in commercial kitchens. The product can fry all manner of foods in numerous kitchen formats, and is designed as an AI platform boasting extensive skill sets that enable it to interact with new kitchen equipment over time as those skills are developed.

Initially, “Flippy” flipped burgers, and became our proof of concept. Flippy has since evolved from burgers into frying, which we believe presents a substantially larger addressable market and revenue opportunity. With automation, frying can be improved and optimized in the following ways: (i) temperature consistency; (ii) reduction of food waste; and (iii) increased employee safety.

The Company is developing a next generation Flippy that aims to be smaller, cheaper, faster, and more reliable. The Company believes this product will be available in the first half of 2024

Fees for Flippy typically include the following:

●	A monthly “Robot as a Service” fee for Flippy operations, analytics, maintenance, and support.
●	An upfront fee for shipping and installation.

The Company continues to review and update its pricing as its technology evolves.

As of August 15, 2023, the Company currently has 16 Flippy units deployed and expects to deploy an additional 9 Flippy units before the end of 2023

Early-Stage Product Lines

The Company is developing several lines of early-stage products with major brand partners, including the following:

●	CleanRight: An AI and computer vision product, CleanRight works to assure restaurant managers of employee compliance with handwashing and other critical food safety requirements. The Company is developing the product in conjunction with Ecolab (see Customers below).

●	CookRight Coffee: An advanced AI platform that incorporates machine learning and sensors, CookRight Coffee allows restaurant employees to always serve the freshest coffee, and to predict demand based on location-specific trends. The product is being piloted with Panera Bread.

●	Chippy: Based on technology developed for the Company’s signature Flippy product, Chippy is designed to fry tortilla chips that are cooked to perfection every time. The Company is currently partnered with Chipotle to develop this early prototype.

●	Sippy: The Company has developed a first prototype of an intelligence-backed, automated beverage dispenser named Sippy that intends to integrate with a restaurant’s point of sales (POS) systems. The machine will be able to automatically pour drinks, and then seal and transport them to enable an easy grab-and-go format for staff.

As of August 15, 2023, the Company currently has 115 CookRight Coffee units deployed and 1 Chippy unit deployed.

Intellectual Property

Miso currently owns 24 patents in various stages, which include 8 issued, 12 published, and 4 pending. The Miso platform leverages these patents and other proprietary data, and incorporates robotics with artificial intelligence, machine learning, computer vision, and data analytics.

Our intellectual property has enabled us to develop an infrastructure for our platform that includes the following tools:

●	Miso AI: Leveraging data from Miso products, third-party products and equipment, point-of-sale, the supply chain, labor and more, Miso AI enables people and robots to operate more efficiently by forecasting the future and improving consistency across-the-board by knowing exactly how items should be prepared.
●	Robotics Framework: Miso’s AI, machine learning, computer vision and sensor systems power robotics to optimize modern kitchens.
●	Kitchen Intelligence: AI powered analytics track the performance of Miso products and compile equipment, product, labor and customer data into a reporting tool that provides kitchen insights.
●	Integrations: The Miso platform integrates with existing restaurant POS systems, enterprise business intelligence tools and kitchen equipment such as fryers, hot holding, product dispensers and others.
●	Miso Fleet: The platform has a secured infrastructure and real-time support tools to regularly deploy over-the-air updates as the system improves and gets better over time and offers live professional support.

Manufacturing

Third Party Manufacturing

Miso currently manufactures the Miso Robotics Kitchen Assistant 2.0 using a third-party manufacturing partner.

The Miso Robotics Kitchen Assistants currently uses a six-axis robotic arm. The Miso Robotic Kitchen Assistant is robotic arm agnostic and does not require a specific robotic arm manufacturer. The Miso Robotics Kitchen Assistant software platform enables the Miso Robotics Kitchen Assistant to work with any robotic arm. The components used to create the Miso Robotics Kitchen Assistant are sourced through licensed manufacturers. This allows Miso Robotics manufacturing to focus on software requirements and work closely with contract manufacturers to execute the production of Miso Robotics Kitchen Assistants. The Company is actively pursuing new vendors for the various products used to create the Kitchen Assistant.

In-House Manufacturing

Miso currently manufactures the following products in our facility. The Company’s manufacturing workshop is listed with National Sanitation Foundation (“NSF”) and is also part of our ETL listing through Intertek. Both listings are regulatory requirements for utilizing the Miso Robotics Kitchen Assistants in a commercial kitchen.

●	CookRight
●	Sippy

The strategy for manufacturing will change over time depending on production volumes and commitments. Miso’s pre-production products will be produced at our manufacturing facility while the Company works on the cost and quality of the manufacturing process.

Customers

Initial Pilot Program

Prior to entering into a master services agreement (“MSA”), a customer must complete an evaluation and an initial pilot program (generally representing 1-5 units of a product). Typical terms include Miso’s obligation to provide the equipment for testing, training for personnel on the operation of the equipment, and support as needed. Each customer establishes its own key performance indicators for what defines a successful evaluation of the product.

The following entities are currently participating in initial pilot programs:

NAME OF ENTITY	START DATE	PILOT PROGRAM END DATE
Chipotle	October 22, 2021	Ongoing
Inspire Brands (Buffalo Wild Wings)	April 1, 2021	Ongoing
Jack in the Box Inc.	July 27, 2021	Ongoing
Kuwait Food Company (Wimpy)	February 14, 2022	Ongoing
Panera LLC	June 30, 2021	Ongoing

Master Services Agreements

After a customer completes an evaluation and an initial pilot program, we may then enter into an MSA under which the customer licenses the use of a particular robot or technology for a longer period, and Miso provides the hardware, software, and support for the product. These MSAs, which govern both our later-stage pilot programs and product commercialization programs, generally include an initial multi-year term, under which Miso will invoice the customer on a monthly basis. We charge an initial fee for delivery and installation of the robot, and ongoing monthly fee. A form of the MSA is included as Exhibit 6.4 to the Offering Statement filed on October 12, 2022.

The Company has entered into MSAs with the following customers:

●	Caliburger Westlake on November 30, 2021
●	Caliburger Shoreline on August 31, 2021
●	White Castle Systems Inc. on February 14, 2022

Ecolab Partnership

In 2023, the Company received a strategic investment from Ecolab (NYSE: ECL), a global leader offering water, hygiene, and infection prevention solutions and services that protect people and the resources vital to life. The Company is currently developing its CleanRight product in conjunction with Ecolab.

Competition

There are several competitors who have built robotic machines for use in kitchens. We believe that Miso Robotics offers a more versatile solution that better meets the needs of commercial kitchen environments. Our competitors include:

●	Nala Robotics – A developer of kitchen automation products, including a dishwasher, a frying machine, a pizza-making station, and a fully automated multi-cuisine chef.

●	Hyphen – Designs and builds makelines that automate food production to increase efficiency in the kitchen with less errors and lower costs.

●	Lab2Fab – A restaurant and bar management platform that uses robotics, artificial intelligence, machine learning, and augmented reality to improve both front-of-house and back-of-house operations.

●	Picnic – A developer of a robotic food system designed to automate the pizza-making process.

Employees

To create robotic kitchen assistants, Miso has employed a respected team of engineers and designers from major universities and companies, including Caltech, Cornell, MIT, Carnegie Mellon, UCLA, Olin, Harvey Mudd, Art Center, NASA, Tesla, SpaceX, and many others.  The Company currently has 65 full time employees and one part time employee.

Property

The Company currently leases its main office at 680 E Colorado Blvd, Pasadena, CA. This location is the Company’s headquarters. The Company also leases space at 650 E Green St, Pasadena, CA which is used as a research and development center and test kitchen. The leases on the properties have a term of 6 years and 5 years, and began on April 1, 2022, and November 1, 2021, respectively.

Litigation

On January 31, 2023, a former employee filed a legal claim against the Company in Los Angeles County Superior Court for wrongful termination. The Company denies any merit to the claim for wrongful termination and intends to defend against the action.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s consolidated financial condition and results of operations should be read in conjunction with our audited financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2021 and 2022

Miso’s operating expenses primarily consist of research and development, sales and marketing and general and administrative costs. For the period ended December 31, 2022, total operating expenses were $45,017,253 compared to $24,642,135 for the period ended December 31, 2021. During 2022, research and development costs totaled $20,150,944 compared to $11,172,891 for the period ended December 31, 2021. This increase in spending was primarily attributed to the research and development costs associated with our new product line, Chippy. Chippy is currently in an initial pilot at Chipotle, where it is being tested out as a more condensed version of Flippy, performing a single task with a significantly smaller footprint. We do not expect to incur similar research and development expenses related to pilot programs in 2023, which we anticipate will reduce our research and development expenses in 2023.

Further, sales and marketing costs were $12,274,789 for the period ended December 31, 2022 compared to $7,808,416 for the period ended December 31, 2021. The increase was due to increased advertising associated with our offering of securities under Regulation A, as well as marketing to obtain additional customer relationships.

We also saw an increase in general and administrative expenses, increasing to $12,591,520 for the period ended December 31, 2022, compared to $5,660,828 for the period ended December 31, 2021. This increase resulted from personnel and salary expenses not classified as research and development expenses, as well as professional fees in support of our Regulation A offering and corporate governance.

Across these same periods, the Company generated $272,850 in net revenue, compared to $31,650 the year prior. However, as these revenues were associated with our pilot programs, requiring continued efforts by the Company, our cost of net revenue exceeded the net revenue generated. As a result, the Company incurred a net loss of $45,423,112 for the fiscal year ended December 31, 2022, compared to a net loss of $25,135,863 for the year ended December 31, 2021.

Liquidity and Capital Resources – Fiscal Years Ended December 31, 2021 and 2022

As of December 31, 2022, the Company’s cash and cash equivalents were $10,676,321 compared to $13,742,525 as of December 31, 2021. Cash represents the largest component of our current assets, with smaller amounts recorded as prepaid expenses and accounts receivable.

Our non-current assets include property and equipment, and right of use assets associated with our operating leases and finance lease. We have included the right of use assets as of December 31, 2022 to align with ASC 842 capital leasing guidelines. We had not adopted that accounting standard during 2021, which is why those assets are not reflected for that year. For property and equipment assets, we recorded an increase to $1,329,036 from $783,003 as a result of increased customer hardware installations from four live units to ten.

Our current liabilities include accounts payable, accrued expenses, and liabilities corresponding to the rights of use. As of December 31, 2022, our current liabilities totaled $7,193,947 compared to $2,369,641. Current liabilities for 2022 include $2,608,958 corresponding to the right of use that we did not record in 2021, which account for a significant portion of that increase. In addition, we experienced an increase in accounts payable from $2,195,449 to $4,223,676. The increase was driven by marketing expenses associated with our Regulation A offering that were outstanding as of year-end, and have since been paid down in 2023 under payment plans with vendors.

While our current assets exceed our current liabilities by an amount of $3,927,923 as of December 31, 2022, the Company is still reliant on investor financing to support the operations, and anticipates under taking new offerings of securities to investors in 2023 utilizing Regulation Crowdfunding and Regulation A. The following summarizes the Company’s financing history:

Stock Purchase Agreement & Issuance of Warrants

On March 10, 2023, Miso and Ecolab, Inc. entered into a stock purchase agreement whereby Ecolab and the Company agreed to sell and issue 3,015,323 shares of Series A-1 Preferred Shares for a total purchase price of $15,000,000. The Company intends to use the funds for product development. The securities were sold pursuant to Rule 506(c) of Regulation D. Furthermore, Ecolab, Inc. has the right to purchase warrants for shares of Series A-1 Preferred Stock, up to 3,015,323 shares, and if the warrant is exercised for shares of Other Preferred Stock, up to the number of shares equal to $15,000,000 divided by the lesser of the “original issue price” of such Other Preferred Stock and $4.9745920, in each case, prior to (or in connection with) the expiration of this warrant, which will no longer be exercisable as of 5:00 p.m., Pacific time, on March 10, 2033.

In April 2023, the Company issued 11,765 warrants to purchase Common Stock with an exercise price of $4.25 per share. The warrants vest in tranches through February 2024.

Regulation A Offerings and Regulation D Offerings

Common Stock Conversion

In December 2022, all preferred shares were converted into Common Stock at applicable conversion rates.

Series E

In 2022, the Company completed Regulation A+ and Regulation D offerings of Series E preferred stock and issued 3,470,259 shares for gross proceeds of $36,269,524. In connection with the raise, the Company incurred offering costs of $1,585,284, and as of December 31, 2022, the Company had a subscription receivable of $629,844 pertaining to the offering. The Company originally issued the shares at a price of $10.05 per share (“Series E Original Issue Price”), and in October 2022, the Company increased the price in the offering to $11.06 per share.

Common Stock Split

On January 11, 2022, the Company effected a 7-for-1 forward stock split of its authorized, designated, issued, and outstanding shares of common stock (the “2022 Stock Split”).

Series D

In 2021, the Company executed Regulation A+ and Regulation D offerings of Series D preferred stock. Under the Regulation A+ offering, the Company issued 385,286 shares for gross proceeds of $24,887,661. Under the Regulation D offering, the Company issued 17,561 shares for gross proceeds of $1,054,730. The Company originally issued the shares at a price of $56.62 per share (“Series D Original Issue Price”) (or $8.09 after adjustment for the “2022 Stock Split”), and in October 2021, the Company increased the price in the offering to $67.94 per share. As of December 31, 2021, the Company had a subscription receivable of $1,188,848 pertaining to the Regulation A offering.

In 2022, the Company received $1,349,987 in proceeds from completion of its offering of Series D preferred stock, including collection of the $1,188,848 in a subscription receivable as of December 31, 2021. The Company also incurred offering costs of $150,549 in 2022.

Series C

In 2021, the Company executed Regulation A+ and Regulation D offerings of Series C preferred stock. Under the Regulation A+ offering, the Company issued 330,562 shares for gross proceeds of $5,963,643. The Company also collected $7,469,164 of subscriptions receivable from 2020. Under the Regulation D offering, the Company issued 11,363 shares for gross proceeds of $194,979. The Company originally issued the shares at a price of $17.16 per share (“Series C Original Issue Price”) (or $2.45 after adjustment for the “2022 Stock Split”), and in April 2021, the Company increased the price in the offering to $20.59 per share.

2019/2020 Notes

In September 2019, the Company issued six senior secured promissory notes (the “2019 Notes”) for an aggregate principal amount of $2,744,667. In 2020, the Company received an additional $889,982 (the “2020 Notes,” and collectively with the 2019 Notes, the “Notes”) in proceeds from three additional notes with the same terms with a maturity date of September 2021. The Notes included an interest rate of 10% and conversion discount of 20% compared to a contemporaneous equity financing on which the Notes convert.

In March 2021, the Company repaid $1,394,257 of the Notes comprised of principal of $1,212,500 and accrued interest of $181,757. In April 2021, the remaining balances of the Notes were converted into Series C Preferred Stock of the Company, comprised of a principal amount of $2,422,148 and accrued interest of $272,658, at a per share price of $13.728, a 20% discount to the offering per share price of $17.16, resulting in the issuance of 196,300 shares of Series C Preferred Stock.

In connection with the Notes, the Company also granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of December 31, 2022 and 2021, there were warrants for an aggregate of 2,539,173 shares of common stock outstanding, which were issued to the noteholders with an exercise price of $1.43 per share, expiring after 10 years. These warrants were valued at $11,582 for the 2019 Notes and $123,968 for the 2020 Notes, and were recorded as a discount to the note payable balance that were amortized under the effective interest method over the life of the notes.

Indebtedness

Name	Amount Outstanding	Interest Rate	Start Date	Maturity Date
Farnam Street Financial	$2,509,220	3.48%	8/1/2022*	2/1/2025
Camber Road Partners	$2,939,591	21.22%	7/1/2023**	1/1/2026
Bit Playhouse LLC	$3,086,629	3.50%	4/1/2022	4/30/2028
J. and R. Pikover Family Trust	$989,606	3.25%	1/1/2022	10/31/2026

*Start date of fixed monthly rental payments; interim payments were made starting April 2022

**Start date of fixed monthly rental payments; interim payments were made starting August 2022

Amounts outstanding are shown as of December 31, 2022. The interest rate for Farnam Street Financial and Camber Road Partners reflects the implicit rate or the present value of future payments and the asset’s fair value. The interest rate for Camber Road Partners is considerably higher than Farnam Street Financial since the lease agreement for Camber Road Partners includes a buy-out option at the end of the lease term whereas Farnam Street Financial does not. The value of the liabilities has been decreased to reflect the termination of the lease with Kitchen United, which ended on May 31, 2023.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold		Use of Proceeds
March 26, 2020	Regulation A+ Rule 506(c) of Regulation D	Series C Preferred Convertible into Common Stock*	$22,846,499	**	Working capital
January 22, 2021	Regulation A+ Rule 506(c) of Regulation D	Series D Preferred Convertible into Common Stock*	$26,103,530	**	Working capital
February 10, 2022	Regulation A+ Rule 506(c) of Regulation D	Series E Preferred Convertible into Common Stock*	$36,269,524	**	Working capital
March 10, 2023	Rule 506(c) of Regulation D	Series A-1 Preferred Stock	$15,000,001		Working capital

*All shares sold in the Regulation A+ and Regulation D identified offerings were converted into Common Stock in December 2022.

**Combined Regulation A+ and Regulation D.

Plan of Operations

To date, Miso has generated minimal revenues, and the Company continues to hire a large team of engineers. Its engineering and product development teams have focused on developing new generations of our signature Flippy automated kitchen assistant product, as well as new, early-stage “innovation” product lines like CookRight Coffee, Chippy, and Sippy. Additionally, we have invested in developing intellectual property. The funds previously raised have enabled Miso to aggressively pursue top engineering talent, and the Company’s team is approximately 65 employees. Additionally, the funds from previous raises enabled the Company to continue to pursue its product and business development goals, and to essentially be the first-mover to create the market for automated frying in commercial kitchens.

We are currently undertaking a new offering under Regulation Crowdfunding. If we are able to raise the maximum offering amount through that offering, we believe that we would be able to accelerate the product development of our newest, early-stage lines of business, as well as increase production velocity of our flagship product, Flippy. Miso has continued to see increased interest in its products both domestically and internationally, and additional funding will allow us to continue to engage with more partners and customers.

Trend Information

Our goal during 2022 was to identify and build relationships with as many strategic partners as possible. In line with this goal, the Company saw an increase to its operating expenses, primarily in research and development, salaries, and contractors as it continued to launch new products and advance its current product suite. We believe we achieved this goal.

Given that the products we create are the first of their kind to ever exist and utilize artificial intelligence that we are often the first to develop, we have decided to focus on optimizing system integrations and support through new and improved offerings related to 24/7 tech support, regular unit maintenance planning, and improved employee training for our existing customers. We have also revisited our pricing strategy with a focus on reducing bill of materials (“BOM”) costs, and increasing opportunities to upsell additional items and functions. We also expect to reduce costs associated with payroll following a reduction in headcount by about 30% that occurred in May 2023. We are undertaking these measures to move towards achieving profitability in an era of belt tightening throughout the technology sector.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $45,423,112 and $25,135,863 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $94,378,371 and cash of $10,676,321, relative to negative operating cash flows of $39,939,910 in 2022. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

Item 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office

Executive Officers
James Jordan	Chairman & President	43	Indefinite, appointed May 2023
Richard Hull	CEO	53	Indefinite, appointed May 2023
Chris Kruger	CTO	54	Indefinite, appointed June 2021
Directors
Buck Jordan	Director	41	Indefinite, appointed August 2020
Joseph Essas	Director	50	Indefinite, appointed December 2019
Massimo Noja De Marco	Director	59	Indefinite, appointed November 2019
Thomas Bruderman	Director	53	Indefinite, appointed March 2020
John Miller	Director	45	Indefinite, appointed November 2022
Significant Employees
Rob Anderson	VP of Hardware Engineering, Co-Founder	29	Indefinite, appointed September 2016

James “Buck” Jordan, Chairman

James (“Buck”) Jordan founded Miso Robotics in 2016 and was a Director of the company from 2017 through March 2019. Buck is currently the acting President and Chairman of the Board of Directors of Miso Robotics. In addition to his roles at Miso, Buck has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. Prior to that, Buck was Managing Partner at an early-stage venture fund, Canyon Creek Capital, a position he has held since 2010. Buck is a technologist and early-stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media, and several others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector's office, and as an Army Blackhawk Pilot.

Richard Hull, Chief Executive Officer

Richard Hull is a CEO, founder, and investor with a 25-year history of operating and scaling successful technology and media companies. He's a founder of the ViX streaming service (formerly known as Pongalo), the first and largest streaming service for Spanish speakers, which was acquired in 2021 by TelevisaUnivision. Named by Apple as its 2022 TV App of the Year, ViX features 50,000 hours of films and TV shows, exclusive live soccer, and premium original content. At TelevisaUnivision, Rich managed a $1.5 billion P&L, and led most of the company’s first significant digital distribution deals with players such as Amazon, Roku, and others. For ViX, Variety awarded him its Dealmaker of the Year honors; Forbes named him to its Forbes 1000 list of America's top entrepreneurs; and OTT.X, the trade organization of Hollywood's streaming industry, awarded him its OTT.X Hero Award. Previously, Rich was founder and CEO of Avalanche! Capital, where he built a portfolio of 30 successful tech and media investments, and acted as adviser on over $1 billion of deals with Disney, Netflix, and others. In the first half of his career, Rich founded Avalanche! Entertainment, where he worked with most major U.S. studios as a film and TV producer and financier on over 25 projects that have generated hundreds of millions of dollars. The company’s projects include one of the most successful teen movies in history, and earned Rich and the company numerous awards, including the NAACP Image Award, which they shared with Halle Berry.

Chris Kruger, Chief Technology Officer

Chris Kruger is the Chief Technology Officer at Miso Robotics where he oversees the development of their autonomous cooking robots as well as their computer vision and IoT based Cookright products. He is a transformational technology leader bringing extensive experience building high-performance teams, commercializing new technologies, and scaling products into the global market. Previously at iRobot, he led Floorcare Robotics Software launching new products like the Roomba i3, J7 and managing millions of connected robots in the field. He previously held multiple leadership roles at technology giants including HP, Intel, and Motorola, where he led development on game-changing products such as the Motorola RAZR, DROID, and Atrix. His products have sold over 20 million units worldwide. He holds an MBA and Bachelors from San Diego State University.

Joseph Essas, Director

Joseph Essas has been serving as Chief Technology Officer at OpenTable (part of Booking Holdings) since 2012. In his role, Joseph oversees all Product Development and Engineering initiatives at the Company as well as Data Science and Operations. Prior to joining OpenTable, Joseph served as the Chief Technology Officer for eHarmony where he was responsible for overseeing and guiding the technical development, operation and growth of the Company. Previously, Mr. Essas served as Vice President of Engineering of Yahoo! where he managed engineering teams for the search marketing division. Mr. Essas attended Jerusalem College of Technology.

Massimo Noja De Marco, Director

Massimo Noja De Marco serves as Kitchen United’s Chief Culinary Officer. Prior to joining the Company, Massimo owned and operated PH+E, a boutique consulting firm focusing on opening restaurants, hotels and bars across the US, Mexico and Europe, a role he held starting in 2014. He served as Vice President of Operations for SBE Entertainment, controlling all operational aspects for the Restaurants and Nightlife division. Previously he covered the same role at Wolfgang Puck Catering and Events, overseeing operations for all venues in S. California, including major events and awards shows, such as the Academy Awards. Formerly, Massimo owned and operated restaurants in NYC and Los Angeles and ran the Food and Beverage Department for The Ritz Carlton Marina Del Rey and Hillcrest Country Club in Beverly Hills. Massimo was raised in a seven-generation family in Hospitality in the Lake District outside of Milan, Italy, where he graduated with a degree in Hospitality Management and a Bachelors in Public Relations from IULM University in Milan. For three years he ran the family business composed of boutique hotels and restaurants in Italy.

Thomas Bruderman, Director

Thomas Bruderman is a founder and Managing Partner of MAG Ventures, an early to mid-stage venture fund. Mr. Bruderman founded MAG Ventures in 2007. Prior to founding MAG, he was Senior Equity Trader and responsible for the entire healthcare group at Fidelity Investments (FMR) in Boston, Massachusetts. During his seven-plus years at Fidelity, from 1998 to 2005, Mr. Bruderman’s responsibilities included trading, personnel management and investment research and analysis. Before being recruited to Fidelity Investments, Mr. Bruderman was Managing Director and Head of Equities at Merit Capital, a Connecticut-based boutique Investment Bank.

Mr. Bruderman previously served as a registered representative with a subsidiary of Fidelity from 1999 to 2004. In April 2006, Mr. Bruderman was barred from association with any FINRA member firms following a non-appearance at an interview with FINRA representatives. Mr. Bruderman was further sanctioned by the SEC in March 2008 and April 2011 for receiving undocumented compensation related to his activities placing orders for securities transactions, and failing to disclose certain conflicts of interest.

Additionally, Mr. Bruderman is Chairman of AI based cybersecurity company DarkLight and Vice-Chairman and Corporate Secretary of emerging media company, Allyance Media Group. Mr. Bruderman has over twenty-five years of experience in the finance and asset management industry, spanning both financial structuring and operational experience. He earned a BS in Finance from Providence College.

John Miller, Director

John Miller is the CEO of PopID and the Chairman of Cali Group, a holding company focused on technology investments in the restaurant and retail industries. Through Cali Group, he has been a co-founder and seed investor in Cali Group’s portfolio companies, including: CaliBurger, Super League Gaming (Nasdaq: SLGG), Miso Robotics, Kitchen United, Vyblee, and PopID. Prior to starting Cali Group, John was an early employee at Arrowhead Pharmaceuticals (NASDAQ: ARWR) and helped grow it over 8 years. John graduated Order of the Coif from Stanford Law School in 2003.

Rob Anderson, Vice President of Hardware Engineering, Co-Founder

Rob Anderson is a Co-Founder and the Vice President of Hardware Engineering at Miso Robotics. He leads the hardware development of Miso's autonomous cooking platform. Rob is driven to build teams around technology to elevate the way people eat and live their daily lives. Prior to founding Miso Robotics, Rob worked at Microsoft in 2015 where he supported the international development of the Surface manufacturing lines. At SpaceX in 2016, Rob also helped develop internal tools to understand component lifetime after multiple rocket launches. He earned his degree in Mechanical Engineering from the California Institute of Technology in 2016, where he founded an interdisciplinary program to evaluate the next generation of energy storage for vehicles.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the year ended December 31, 2022, the Company compensated its three highest paid executive officers and follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Michael Bell	CEO	$295,000	$0	$295,000
Buck Jordan	President	$120,000	$0	$120,000
Chris Kruger	CTO	$304,500	$10,000	$314,500

For the year ended December 31, 2022, Chris Kruger received $10,000 bonus compensation. All other directors of the Company received neither cash compensation nor compensation of any other kind for their services to the Company.

Stock Plans

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 3,264,842 shares as of December 31, 2022. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amount granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of December 31, 2022, there were 228,792 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typically vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 8,068,774 shares as of December 31, 2022. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amount granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of December 31, 2022, there were 576,990 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

Restricted Common Stock

As of December 31, 2022 and 2021, the Company had 2,129,015 and 2,164,015 restricted shares of common stock outstanding under the option plans, respectively. As of December 31, 2022 and 2021, 2,085,265 and 2,000,077 shares were vested, respectively. The Company recorded stock-based compensation expenses of $12,113 and $38,275 in the consolidated statements of operations for the years ended December 31, 2022 and 2021, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $2,563 and $11,988 as of December 31, 2022 and 2021, respectively, which is expected to be recognized in 2023.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name and Address of Holder (1)	Amount and nature of ownership (2)	Amount and nature of ownership acquirable (2)	Percent of class (2)
Common Stock	Future VC SPV, LLC	9,073,549	10,241,716	18.108%
Common Stock	New Direction Trust Company FBO Various Custodial Accounts	6,425,007	6,425,007	11.360%
Series A-1 Preferred Stock	Ecolab, Inc.	3,015,323	3,015,323	100.00%

(1)	The following address may be used for each holder: C/O Miso Robotics, Inc., 680 E Colorado Blvd, Suite 500, Pasadena, CA 91101

(2)	Amounts are as of July 2023. The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In July 2022, the Company entered into a note receivable agreement with Future VC, LLC, a related party under common control, for a principal amount of $1,500,000. The note originally earned interest at 12% per annum and matured on the earlier of a) October 5, 2022 or b) at the closing of Future VC, LLC’s next equity financing, at the Company’s election.

In 2022, the Company received repayments totaling $850,000. As of December 31, 2022, the outstanding balance was $675,000, including $650,000 in principal and $25,000 in loan origination fees. Interest income recognized in 2022 amounted to $91,800, including $25,000 in loan origination fees. As of December 31, 2022, interest receivable was $66,800. The outstanding loan and related accrued interest receivable were included as contra-equity on the consolidated balance sheet as the amounts were still outstanding as of the issuance date of these financial statements.

In July 2023, the Company received additional repayment of $189,000 from Future VC, LLC, leaving an outstanding balance of $580,000 including principal, interest, and loan origination fees.

As of December 31, 2022 and 2021, the Company had accounts payable with related parties under common control and management of $397,788 and $0, respectively.

Item 6. DESCRIPTION OF SECURITIES AND OTHER EVENTS

On January 11, 2022, the Company effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

On January 3, 2023, the stockholders of the Company approved the Eighth Amended and Restated Certificate of Incorporation (the “Restated Certificate”). The Restated Certificate authorized the Company to issue up to 80,000,000 shares of Common Stock, $0.0001 par value per share, and 11,684,802 shares of Preferred Stock, $0.0001 par value per share, that has not been designated. The Restated Certificate removes the authorization for the Series A, Series B, Series C, Series D, and Series E Preferred Stock.

On March 6, 2023, the Company filed a certificate of designation of Series A-1 Preferred Stock wherein 11,048,732 shares of authorized preferred stock were designated as Series A-1 Preferred Stock establishing certain terms and definitions related to that series of stock.

On April 25, 2023, the Company issued 11,765 warrants to purchase Common Stock with an exercise price of $4.25 per share. The warrants vest in tranches through February 2024.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Restated Certificate and our Bylaws, copies of which have been filed as Exhibits to this report. For a complete description of our capital stock, you should refer to our Restated Certificate and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

Our authorized capital stock consists of:

●	80,000,000 shares of Common Stock, $0.0001 par value per share.
●	11,684,802 shares of Preferred Stock, $0.0001 par value per share.
●	11,056,183 shares of authorized Preferred Stock are to be designated as Series A-1 Preferred Stock.

As of August 15, 2023, 41,512,064 of shares of Common Stock are outstanding, and 3,015,323 of shares of Series A-1 Preferred Stock are outstanding.

Common Stock

General

The dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Voting Rights and Proxy

Each holder of the Company’s Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, except as provided by law or by the other provisions of the Eight Amended and Restated Certificate of Incorporation.

In this offering, the subscription agreement that investors will execute grants an irrevocable proxy to the Company’s President to (i) vote all securities held of record by the investor (including any shares of the Company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock sold in this offering. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement.

Dividend Rights

The company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the Preferred Stock simultaneously receive along with all holders of outstanding shares of stock, a dividend on each outstanding share of Preferred Stock, as detailed in the Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A-1 Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Series A-1 Preferred Stock

General

The company has authorized the issuance of Series A-1 Preferred Stock, which contains preferences, and privileges as further described below.

Dividend Rights

The Company is not allowed to declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series A-1 Preferred Stock then outstanding first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Series A-1 Preferred Stock subject to the terms of the Series A-1 Certificate of Designation.

Conversion Rights

Voluntary Conversion. Each share of Series A-1 Preferred Stock is convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into the number of fully paid and non-assessable shares of Common Stock as is determined by dividing the original issue price of $4.9779468 by the applicable conversion price in effect at the time of conversion.

Mandatory Conversion. Each share of Series A-1 Preferred Stock will automatically convert into the Common Stock of the Company at the conversion terms above in the event of a sale of shares of Common Stock to the public at a price of $24.89 per share.

Voting Rights and Protective Provisions

The holders of the Series A-1 Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A-1 Preferred Stock would convert on all matters submitted to a vote of the stockholders.

The Series A-1 Preferred Stock includes protective provisions that require that the Company, before taking certain actions, must first obtain the approval of the holders of a majority of the outstanding shares of Series A-1 Preferred Stock. Such events include liquidation or winding up of the Company, amending the certificate of incorporation, creating additional classes of shares of the Company, redeem any shares of the Company, pay dividends, or change the number of members of the Board of Directors.

Right to Receive Liquidation Preferences

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series A-1 Preferred Stock are entitled to receive the amount invested, out of available funds of the Company, prior to any distributions being made to holders of Common Stock, such as the investors in this offering.

Anti-Dilution Protection

Holders of Series A-1 Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series A-1 Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the Conversion Price of a series of Preferred Stock then in effect, the Conversion Price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Eight Amended and Restated Certificate.

OTHER EVENTS

None.

Item 7. CONSOLIDATED FINANCIAL STATEMENTS

MISO ROBOTICS, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2022 and 2021

1

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

To the Board of Directors of

Miso Robotics, Inc.

Pasadena, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Miso Robotics, Inc. and subsidiary (the “Company”) which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits since inception and has sustained net losses of $45,423,112 and $25,135,863 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $94,378,371 and cash of $10,676,321, relative to negative operating cash flows of $39,939,910 in 2022. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that is free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado

July 7, 2023

MISO ROBOTICS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$10,676,321	$13,742,525
Accounts receivable, net	87,700	31,650
Inventory	2,308	731,180
Prepaid expenses and other current assets	355,541	419,129
Deferred offering costs	-	6,875
Total current assets	11,121,870	14,931,359
Property and equipment, net	1,329,036	783,003
Operating lease right of use assets, net	4,714,470	-
Finance lease right of use assets, net	5,799,640	-
Restricted cash	1,174,489	-
Deposits and other assets	805,634	173,917
Total assets	$24,945,139	$15,888,279

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$3,825,888	$2,195,449
Accounts payable, related party	397,788	-
Accrued expenses and other current liabilities	361,313	174,192
Operating lease right of use liabilities, current portion	887,198	-
Finance lease right of use liabilities, current portion	1,721,760	-
Total current liabilities	7,193,947	2,369,641
Future equity obligations	241,053	-
Operating lease right of use liabilities	3,887,988	-
Finance lease right of use liabilities	3,727,051	-
Total liabilities	15,050,039	2,369,641

Commitments and contingencies

Stockholders' equity:
Series E convertible preferred stock, $0.0001 par value, 7,462,686 shares authorized, 0 shares issued and outstanding as of both December 31, 2022 and 2021	-	-
Series D convertible preferred stock, $0.0001 par value, 706,464 shares authorized, 0 and 402,847 shares issued and outstanding as of December 31, 2022 and 2021, respectively; liquidation preference of $0 and $22,809,197 as of December 31, 2022 and 2021, respectively	-	40
Series C convertible preferred stock, $0.0001 par value, 1,748,252 shares authorized, 0 and 1,518,093 shares issued and outstanding as of December 31, 2022 and 2021, respectively; liquidation preference of $0 and $26,050,476 as of December 31, 2022 and 2021, respectively	-	152
Series B convertible preferred stock, $0.0001 par value, 997,616 shares authorized, 0 and 997,616 shares issued and outstanding as of December 31, 2022 and 2021, respectively; liquidation preference of $0 and $10,050,083 as of December 31, 2022 and 2021, respectively	-	100
Series A convertible preferred stock, $0.0001 par value, 769,784 shares authorized, 0 and 769,784 shares issued and outstanding as of December 31, 2022 and 2021, respectively; liquidation preference of $0 and $3,164,433 as of December 31, 2022 and 2021, respectively	-	77
Common stock, $0.0001 par value, 80,000,000 and 70,000,000 shares authorized as of December 31, 2022 and 2021, respectively; 41,516,589 and 12,165,650 shares issued and outstanding as of December 31, 2022 and 2021, respectively, 43,750 and 163,938 shares unvested as of December 31, 2022 and 2021, respectively	4,151	1,216
Additional paid-in capital	109,144,939	66,182,996
Subscription receivable	(4,272,401)	(1,188,848)
Loan and interest receivable, related parties	(741,800)	-
Accumulated deficit	(94,378,371)	(51,477,045)
Total stockholders' equity attributable to Miso	9,756,518	13,518,688
Noncontrolling interests	138,582	(50)
Total stockholders' equity	9,895,100	13,518,638
Total liabilities and stockholders' equity	$24,945,139	$15,888,279

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2022	2021
Net revenue	$272,850	$31,650
Cost of net revenue	599,266	233,399
Gross profit (loss)	(326,416)	(201,749)

Operating expenses:
Research and development	20,150,944	11,172,891
Sales and marketing	12,274,789	7,808,416
General and administrative	12,591,520	5,660,828
Total operating expenses	45,017,253	24,642,135

Loss from operations	(45,343,669)	(24,843,884)

Other income (expense):
Interest expense	(202,926)	(796,579)
Interest income	121,405	-
Other income	2,078	504,600
Total other income (expense), net	(79,443)	(291,979)

Provision for income taxes	-	-
Net loss	$(45,423,112)	$(25,135,863)

Net loss attributable to noncontrolling interests	(2,521,786)	(50)
Net loss attributable to Miso Robotics stockholders	$(42,901,326)	$(25,135,813)

Weighted average common shares outstanding - basic and diluted
	12,193,121	12,139,642
Net loss per common share attributable to Miso Robotics stockholders - basic and diluted	$(3.52)	$(2.07)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

															Loan and		Total
															Interest		Stockholders'
	Series E Convertible		Series D Convertible		Series C Convertible		Series B Convertible		Series A Convertible				Additional		Receivable,		Equity		Total
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Subscription	Related	Accumulated	Attributable	Noncontrolling	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Parties	Deficit	to Miso	Interests	Equity
Balances at December 31, 2020	-	$-	-	$-	979,868	$98	997,616	$100	769,784	$77	12,124,595	$1,212	$32,264,796	$(7,469,164)	$-	$(26,341,232)	$(1,544,113)	$-	$(1,544,113)
Issuance of Series C preferred stock	-	-	-	-	341,925	34	-	-	-	-	-	-	6,158,588	7,469,164	-	-	13,627,786	-	13,627,786
Conversion of venture debt into preferred stock	-	-	-	-	196,300	20	-	-	-	-	-	-	2,694,786	-	-	-	2,694,806	-	2,694,806
Issuance of Series D preferred stock	-	-	402,847	40	-	-	-	-	-	-	-	-	25,942,351	(1,188,848)	-	-	24,753,543	-	24,753,543
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	41,055	4	44,913	-	-	-	44,917	-	44,917
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	579,655	-	-	-	579,655	-	579,655
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(1,502,093)	-	-	-	(1,502,093)	-	(1,502,093)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(25,135,813)	(25,135,813)	(50)	(25,135,863)
Balances at December 31, 2021	-	-	402,847	40	1,518,093	152	997,616	100	769,784	77	12,165,650	1,216	66,182,996	(1,188,848)	-	(51,477,045)	13,518,688	(50)	13,518,638
Issuance of Series D preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	161,139	1,188,848	-	-	1,349,987	-	1,349,987
Issuance of Series E preferred stock	3,470,259	347	-	-	-	-	-	-	-	-	-	-	36,269,524	(629,844)	-	-	35,640,027	-	35,640,027
Issuance of common stock of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	7,074,485	(3,642,557)	-	-	3,431,928	2,660,418	6,092,346
Issuance of loan, and interest to related party, net of repayments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(741,800)	-	(741,800)	-	(741,800)
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	94,618	9	91,834	-	-	-	91,843	-	91,843
Conversion of Series A, B, C, D and E preferred stock into common stock	(3,470,259)	(347)	(402,847)	(40)	(1,518,093)	(152)	(997,616)	(100)	(769,784)	(77)	29,291,321	2,929	(2,213)	-	-	-	-	-	-
Forfeitures of restricted common stock	-	-	-	-	-	-	-	-	-	-	(35,000)	(3)	3	-	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	996,542	-	-	-	996,542	-	996,542
Warrants issued for services	-	-	-	-	-	-	-	-	-	-	-	-	106,462	-	-	-	106,462	-	106,462
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(1,735,833)	-	-	-	(1,735,833)	-	(1,735,833)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(42,901,326)	(42,901,326)	(2,521,786)	(45,423,112)
Balances at December 31, 2022	-	$-	-	$-	-	$-	-	$-	-	$-	41,516,589	$4,151	$109,144,939	$(4,272,401)	$(741,800)	$(94,378,371)	$9,756,518	$138,582	$9,895,100

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(45,423,112)	$(25,135,863)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	996,542	579,655
Warrants issued for services	66,462	-
SAFEs issued for services	241,053	-
Loan origination fee	(25,000)	-
Amortization of debt discount	-	670,943
Bad debt expense	21,600	45,285
Depreciation	410,809	116,866
Loss on disposal of property and equipment	2,120	-
Other income - PPP forgiveness	-	(450,000)
Amortization of right of use assets	236,799	-
Changes in operating assets and liabilities:
Accounts receivable	(77,650)	18,350
Inventory	728,872	(313,148)
Prepaid expenses and other current assets	63,588	(333,075)
Interest receivable, related party	(66,800)	-
Deferred offering costs	6,875	(6,875)
Accounts payable	1,630,439	1,980,404
Accounts payable, related party	397,788	-
Accrued expenses and other current liabilities	187,121	(178,164)
Deferred rent	-	(12,720)
Operating lease right of use liabilities, net	100,716	-
Net cash used in operating activities	(40,501,777)	(23,018,342)
Cash flows from investing activities:
Purchases of property and equipment	(958,962)	(694,709)
Issuance of loan to related party	(1,500,000)	-
Cash received from loan repayments	850,000	-
Deposits and other assets	-	(23,917)
Net cash used in investing activities	(1,608,962)	(718,626)
Cash flows from financing activities:
Issuance of common stock of subsidiary, net of offering costs	6,092,346	-
Repayments of venture debt	-	(1,212,500)
Repayment of finance lease right of use liabilities	(1,149,495)	-
Security deposits from leased equipment	(631,718)	-
Proceeds from issuance of Series C preferred stock	-	13,627,786
Proceeds from issuance of Series D preferred stock	161,139	24,753,543
Collection of subscription receivable	1,188,848	-
Proceeds from issuance of Series E preferred stock	35,640,027	-
Exercise of stock options	91,843	44,917
Offering costs	(1,735,833)	(1,502,093)
Net cash provided by financing activities	39,657,157	35,711,653
Net change in cash, cash equivalents and restricted cash	(2,453,582)	11,974,684
Cash and cash equivalents at beginning of year	13,742,525	1,767,841
Cash, cash equivalents and restricted cash at end of year	$11,288,943	$13,742,525

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$57,393	$181,757

Supplemental disclosure of non-cash financing activities:
Conversion of venture debt and accrued interest to preferred stock	$-	$2,694,806
Subscription receivable on Series D preferred stock	$-	$1,188,848
Subscription receivable on Series E preferred stock	$629,844	$-
SAFEs issued for services	$241,053	$-

Supplemental disclosure of non-cash operating activities:
Warrants issued as payment for operating lease liability	$40,000	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Miso Robotics, Inc. (the “Company”) was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October 3, 2016. The Company develops and manufactures artificial intelligence-driven robots that assist chefs to make food at restaurants. The Company is headquartered in Pasadena, California.

In November 2021, the Company became a founding stockholder in Ally Robotics, Inc., (“Ally”) a Delaware corporation whereby the Company was issued 6,600,000 shares of Ally’s common stock in exchange for a 93% interest in Ally. As such, Ally became a subsidiary of the Company (see Note 3). As of December 31, 2022, the Company holds 55.92% interest in Ally. Ally was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $45,423,112 and $25,135,863 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $94,378,371 and cash of $10,676,321, relative to negative operating cash flows of $39,939,910 in 2022. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Principles of Consolidation

These consolidated financial statements include the accounts of Miso Robotics and Ally since November 30, 2021. All inter-company transactions and balances have been eliminated in consolidation.

Stock Split

On January 11, 2022, the Company effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, stock options and lease accounting inputs. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. At December 31, 2022 and 2021, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of December 31, 2022 and 2021, the Company had cash of $10,175,451 and $13,241,359, respectively, in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

The Company established a letter of credit to one of its banks amounting to $1,174,489, which was included as non-current restricted cash on the consolidated balance sheet as of December 31, 2022. This letter of credit is a requirement of one of its operating lease agreements.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.
•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2022 and 2021, the Company had an allowance for doubtful accounts of $16,875 and $62,160, respectively. During the years ended December 31, 2022 and 2021, the Company recorded bad debt expense of $21,600 and $45,285, respectively, and in 2022 and 2021, the Company recorded $0 and $46,616, respectively, in recovered accounts receivable in other income.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of December 31, 2022, inventory consisted of robotic raw materials purchased from the Company’s suppliers. As of December 31, 2021, inventory included raw materials as well as work in progress and finished robotic units. In 2022, finished goods were transferred to property and equipment due to a change in management’s intended use of these assets. As of December 31, 2021, there were $215,604 in inventory deposits for materials that the Company has not yet received. This amount is included in prepaid expenses and other current assets in the consolidated balance sheets. Management reviews its inventory for obsolescence and impairment as it is determined necessary.

Inventory consists of the following:

	December 31,
	2022	2021
Raw materials	$2,308	$259,585
Work in progress	-	53,955
Finished goods	-	417,640
	$2,308	$731,180

The following inventory was financed from two lenders in 2022, which were sold and leased back under a finance lease. As such, the inventory was classified as right of use assets in the consolidated balance sheets as of December 31, 2022 and were depreciated over the lease term (see Note 11).

Raw materials	$70,871
Work in progress	2,199,082
Finished goods	145,671
$2,415,624

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Computer equipment and software	2 - 3 years
Kitchen equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years
Robotic units	Shorter of lease term or 7 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheet and any resulting gains or losses are included in the consolidated statement of operations loss in the period of disposal.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future discounted cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2022 and 2021.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity on the consolidated balance sheet.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2022 and 2021 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from hardware installation and software usage as well as consulting services. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted.

Hardware Installation

The Company satisfies its performance obligation and revenue is recorded at the point in time when hardware is installed at the customer’s location. The Company retains ownership of the installed hardware, including all improvements, enhancements, modifications, and all intellectual rights thereto. The Company invoices customers upon delivery of the hardware, and payments from such customers are due upon invoicing.  Installation fees that have been paid but performance obligations have not been satisfied are recorded as deferred revenue.

Software Usage

Software as a service (SaaS) and usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded as deferred revenue.

Consulting

Consulting services are recognized at the point in time when the performance obligation has been completed.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Year Ended
	December 31,
	2022	2021
Hardware installation fees	$105,550	$12,650
Software usage fees	167,300	14,000
Consulting services	-	5,000
	$272,850	$31,650

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of December 31, 2022 and 2021.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent a set-up fee prepayment received from a customer in advance of performance obligations met.

As of December 31, 2022 and 2021, accounts receivable included $0 and $12,150 in unbilled receivables, respectively.

Cost of Net Revenues

Cost of net revenues consists primarily of inventory sold, parts used in building machines for sale or lease, tooling and supplies, depreciation of robots and certain equipment, allocations of facility costs, contractors, freight and delivery, licenses and certifications, and allocations of personnel time in assembly, installation, and servicing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and 2021 amounted to approximately $9,653,000 and $6,682,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

During the years ended December 31, 2022 and 2021, two customers accounted for a total of 66% and 84% of the Company’s revenue, respectively. As of December 31, 2022, two customers accounted for 77% and 11% of the Company’s accounts receivable. As of December 31, 2021, two customers accounted for 60% and 24% of the Company’s accounts receivable.

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Noncontrolling Interests

Noncontrolling interests are classified as a separate component of equity in the Company's consolidated balance sheets and statements of changes in stockholders’ equity. Net income (loss) and comprehensive income (loss) attributable to non-controlling interests are reflected separately from consolidated net income (loss) and comprehensive income (loss) in the consolidated statements of comprehensive income (loss) and statements of changes in stockholders’ equity. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. The Company has noncontrolling interests via its subsidiary Ally Robotics.

During the years ended December 31, 2022 and 2021, the Company recorded a loss of $2,521,786 and $50, respectively, attributable to noncontrolling interests.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2022 and 2021 are as follows:

	Year Ended
	December 31,
	2022	2021
Series A Preferred Stock (convertible to common stock)*	-	5,388,488
Series B Preferred Stock (convertible to common stock)*	-	6,983,312
Series C Preferred Stock (convertible to common stock)*	-	10,626,651
Series D Preferred Stock (convertible to common stock)*	-	2,819,929
Warrants	2,742,187	2,656,829
Options to purchase common stock	8,248,236	6,625,752
Total potentially dilutive shares	10,990,423	35,100,961

*In 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock at applicable conversion ratios.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016 02, Leases (ASC 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASC 842 on January 1, 2022 using the modified retrospective approach. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit. The Company elected the package of practical expedients available for existing contracts, which allowed the Company to carry forward our historical assessments of lease identification, lease classification, and initial direct costs and did not require retrospective application. The Company also elected a policy to not apply the recognition requirements of ASC 842 for short-term leases with a term of 12 months or less.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At the commencement date, the Company classifies each lease either as operating lease or finance lease. A lease is a finance lease when it meets any of the following criteria:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c. The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

An operating lease is a lease other than a finance lease.

Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make payments arising from the lease. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives, (b) variable lease payments that are based on an index or a rate, (c) the exercise price of an option to purchase the underlying asset if the lessee is reasonable certain to exercise that option, (d) payments for penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease, (e) fees paid by the lessee to the owners of a special-purpose entity for structuring transaction, and (f) amounts expected to be payable by the lessee under residual value guarantees. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company’s incremental borrowing rate. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the ROU asset and lease liability when they are at our discretion and considered reasonably certain of being exercised.

After the commencement date, the operating lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date). The operating ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. The finance lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The lessee shall determine the interest on the lease liability in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements in. The finance lease ROU asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. The finance lease ROU asset is being amortized on a straight-line basis, unless another systematic basis is appropriate over its estimated useful life or lease term, whichever is shorter.

Recently Adopted Accounting Pronouncements

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,
	2022	2021
Computer equipment and software	$356,540	$220,876
Kitchen and lab equipment	220,833	120,533
Furniture and fixtures	173,068	47,260
Leasehold improvements	1,262,324	667,534
	2,012,765	1,056,203
Less: Accumulated depreciation	(683,729)	(273,200)
	$1,329,036	$783,003

Depreciation and amortization expense of $410,809 and $116,866 for the years ended December 31, 2022 and 2021, respectively, were included in operating expenses in the consolidated statements of operations.

During the year ended December 31, 2022, the Company recognized a loss on disposal of property and equipment of $2,120.

In 2022, robotic units financed from two lenders amounted to $6,598,307, which were classified as finance lease ROU assets in the consolidated balance sheets as of December 31, 2022 (see Note 11).

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2022	2021
Accrued personnel costs	$361,262	$34,486
Accrued legal and professional fees	-	114,706
Other	51	25,000
	$361,313	$174,192

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	DEBT

Venture Debt

In September 2019, the Company issued six senior secured promissory notes (the “2019 Notes”) for an aggregate principal amount of $2,744,667. In 2020, the Company received an additional $889,982 (collectively the “Notes”) in proceeds from three additional notes with the same terms with a maturity date of September 2021. Upon a vote of the majority in principal amount, the Notes are subject to automatic conversion upon an equity financing of common or preferred stock of proceeds of $2,000,000. Upon the future equity financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price of 80% of the lowest price per share of the equity securities sold in the future equity financing. The noteholders may elect to convert the principal and any unpaid accrued interest at any time into the type of equity securities issued in the Company’s most recently completed equity financing of proceeds of $2,000,000. The noteholders may convert the principal and unpaid accrued interest at a conversion price of 80% of the price per share of the equity securities sold in the completed equity financing. Prepayments are allowed, subject to various provisions, including an initial minimum payment amount of $500,000 and additional increments of $100,000. Upon the occurrence of an event of default, the Notes shall accrue interest at 13% per annum. The Notes are senior to all other debts and obligations of the Company, were collateralized by all assets of the Company. In conjunction with the Notes, the Company incurred fees of $6,703, which were recorded as a discount to the Notes and are amortized under the effective interest method to interest expense over the life of the Notes. During the years ended December 31, 2022 and 2021, $0 and $3,219 was amortized to interest expense, respectively.

The Company recognized a beneficial conversion feature with respect to the voluntary conversion rights of the noteholders. The beneficial conversion feature was initially valued at a fair value of $697,749 for the 2019 Notes and $346,463 for the 2020 Notes, and was recorded as a discount to the note payable balance that is being amortized under the effective interest method over the life of the notes.

In April 2021, the Company converted principal of $2,422,148 and accrued interest of $272,658 of venture debt to Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16, into 196,300 shares of Series C Preferred Stock. In March 2021, the Company repaid $1,394,257, comprised of principal of $1,212,500 and accrued interest of $181,757, of venture debt to Rise of Miso, LLC and another investor. In connection with the conversions and repayments, the Company amortized the remaining $670,943 of unamortized debt discount to interest expense for the year ended December 31, 2021.

The Notes bore interest at 10% per annum and incurred interest expense of $125,636 for the year ended December 31, 2021.

In connection with the Notes, the Company also granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of December 31, 2022 and 2021, there were warrants for an aggregate of 2,539,173 shares of common stock outstanding, which were issued to the noteholders with an exercise price of $1.43 per share, expiring after 10 years. As discussed in Note 8, these warrants were valued at $11,582 for the 2019 Notes and $123,968 for the 2020 Notes, and were recorded as a discount to the note payable balance that were amortized under the effective interest method over the life of the notes.

PPP Loan

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $450,000 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“ PPP Loan”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments and in August 2021 received notification of full forgiveness. As such, the Company recorded other income of $450,000 in the consolidated statements of operations of the year ended December 31, 2021.

Future Equity Obligations

In July 2022, Ally entered into a Simple Agreement for Future Equity (“SAFE”) with a vendor who had performed research and development services for Ally under a separate statement of work agreement. The aggregate purchase amount per the SAFE agreement was $241,053, which represented the outstanding payable to Ally for services performed. This amount was included in research and development expenses in the consolidated statements of operations. The outstanding balance of the SAFE at December 31, 2022 was $241,053.

The SAFE is convertible if and upon a preferred stock equity financing, where the SAFE will automatically convert into shares of the preferred stock in the triggering round at a conversion price equal to the greater of: (1) the lowest share pricing in the triggering preferred stock equity financing; (2) the number of shares based upon a valuation of $25,000,000 on Ally’s fully diluted capitalization.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

If and upon a liquidation event, the SAFE holder is entitled to either payment of the purchase amount or the amount that would be payable upon conversion of the SAFE to common stock at a valuation of $25,000,000 on Ally’s then fully diluted capitalization. This payment is senior to common stock and junior to debts in priority.

If and upon a dissolution event, the SAFE holder is entitled to payment of the purchase amount. This payment is senior to common stock and junior to debts in priority.

7.	STOCKHOLDERS’ EQUITY

Amended and Restated Certificate of Incorporation

On January 11, 2022, the Company amended its Certificate of Incorporation and effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The Series A – D preferred stock conversion prices were proportionally adjusted as a result of the stock split. Furthermore, the Company increased its authorized shares of common and preferred stock to 80,000,000 shares and 11,684,802 shares, respectively, including 7,462,686 shares designated as Series E preferred stock.

Convertible Preferred Stock

The Company has issued Series A, Series B, Series C, Series D and Series E convertible preferred stock (collectively referred to as “Preferred Stock”). As of December 31, 2022, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 11,684,802 shares of Preferred Stock, of which 769,784 shares were designated as Series A Preferred Stock, 997,616 shares were designated as Series B Preferred Stock, 1,748,252 shares were designated as Series C Preferred Stock, 706,464 shares were designated as Series D Preferred Stock, and 7,462,686 were designated as Series E Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

In 2022, the Company completed a Regulation A+ and Regulation D offerings of Series E preferred stock and issued 3,470,259 shares for gross proceeds of $36,269,524. In connection with the raise, the Company incurred offering costs of $1,585,284, and as of December 31, 2022, the Company had a subscription receivable of $629,844 pertaining to the offering. The Company originally issued the shares at a price of $10.05 per share (“Series E Original Issue Price”).

In 2022, the Company received $1,349,987 in proceeds from completion of its offering of Series D preferred stock, including collection of the $1,188,848 in a subscription receivable as of December 31, 2021. The Company also incurred offering costs of $150,549 in 2022.

In 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock, at applicable conversion ratios, into an aggregate of 29,291,321 shares of common stock.

In 2021, the Company completed a Regulation A+ offering and issued 330,562 shares of Series C preferred stock for gross proceeds of $5,963,643. The Company also collected $7,469,164 of subscriptions receivable from 2020.

In 2021, the Company completed a Regulation D offering and issued 11,363 shares of Series C preferred stock for gross proceeds of $194,979.

In 2021, the Company executed Regulation A+ and Regulation D offerings of Series D preferred stock. Under the Regulation A+ offering, the Company issued 385,286 shares for gross proceeds of $24,887,661. Under the Regulation D offering, the Company issued 17,561 shares for gross proceeds of $1,054,730. The Company originally issued the shares at a price of $56.62 per share (“Series D Original Issue Price”), and in October 2021, the Company increased the price in the offering to $67.94 per share. As of December 31, 2021, the Company had a subscription receivable of $1,188,848 pertaining to the Regulation A offering.

In April 2021, the Company converted principal of $2,422,148 and accrued interest of $272,658 of venture debt to Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16, into 196,300 shares of Series C Preferred Stock.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021, 0 and 769,784 shares of Series A preferred stock were issued and outstanding, respectively. As of December 31, 2022 and 2021, 0 and 997,616 shares of Series B preferred stock were issued and outstanding, respectively. As of December 31, 2022 and 2021, 0 and 1,518,093 shares of Series C preferred stock were issued and outstanding, respectively. As of December 31, 2022 and 2021, 0 and 402,847 shares of Series D preferred stock were issued and outstanding, respectively. As of both December 31, 2022 and 2021, 0 shares of Series E preferred stock were issued and outstanding.

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

The holders of Series B preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company. The holders of Series A preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of other classes of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock on an as-converted basis.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series B, Series C, Series D and Series E stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the greater of (i) the original issuance price applicable to each series, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series B, Series C, Series D, and Series E preferred stock been converted into common stock. Upon this completion, the Series A stockholders will then be entitled to a liquidation preference in the same manner. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis. The liquidation preference per share for Series A, Series B, Series C, Series D and Series E preferred stock are $4.1108, $10.0744, $17.16, $56.62 and $10.05 respectively.

The total liquidation preferences as of December 31, 2022 and 2021 amounted to $0 and $62,074,189, respectively.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $100,000,000 of gross proceeds to the Company at a price of at least $21.00 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the original issue price of each series by the conversion price of each series. The conversion price per share is $0.59 for Series A preferred stock, $1.44 for Series B preferred stock, $2.45 for Series C preferred stock and $8.09 for Series D preferred stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 2021, each share outstanding of each series of Preferred Stock was convertible into shares of common stock on a one-for-seven basis. In 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock at the applicable conversion ratios noted above.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Common Stock

As of December 31, 2022 and 2021, the Company authorized 80,000,000 and 70,000,000 shares of common stock, respectively, at $0.0001 par value.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

In 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock, at applicable conversion ratios, into an aggregate of 29,291,321 shares of common stock.

During the year ended December 31, 2022, the Company issued 94,618 shares of common stock pursuant to exercises of stock options for proceeds of $91,843.

During the year ended December 31, 2021, the Company issued 41,055 shares of common stock pursuant to exercises of stock options for proceeds of $44,917.

As of December 31, 2022 and 2021, there were 41,516,589 and 12,165,650 shares issued and outstanding, respectively.

Ally Common Stock

During the year ended December 31, 2022, Ally issued common stock for net proceeds of $6,092,346. As a result of the transaction, the Company recorded an increase in additional paid-in capital of $7,074,485 and noncontrolling interests of $2,660,418, as well as a subscription receivable of $3,642,557.

8.	STOCK-BASED PAYMENTS

Common Stock Warrants

In connection with the Notes (see Note 6), the Company granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of December 31, 2022 and 2021, warrants for an aggregate of 2,539,173 shares of common stock were issued to the noteholders with an exercise price of $1.43 per share, expiring after 10 years. The fair value of the warrants was calculated under the Black-Scholes method, which was recorded as a discount to the Notes and was recognized under the effective interest method over the life of the Notes.

In 2022, the Company granted 61,213 warrants to purchase common stock with an exercise price of $2.94 per share and 17,926 warrants to purchase common stock with an exercise price of $8.04 per share. All warrants vested immediately with a term of 10 years.

In 2021, the Company granted 64,036 warrants to purchase common stock with an exercise price of $2.94 per share and 18,620 warrants with an exercise price of $8.09 per share. All warrants vested immediately with a term of 10 years, except for 12,432 warrants issued which will expire after 5 years.

Preferred Stock Warrants

In 2022, the Company issued 6,219 warrants to purchase Series E preferred stock in exchange for $5,000 monthly reduction to rental payments for 10 months. The warrants shall vest in 10 months with 622 warrants vesting per month. All warrants issued shall have a term of 10 years. As of December 31, 2022, 4,975 warrants vested and 1,244 warrants are expected to vest in 2023.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary

A summary of information related to warrants for the years ended December 31, 2022 and 2021 is as follows:

	Warrants	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2020	2,574,173	$1.42	$-
Granted	82,656	4.10
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2021	2,656,829	$1.51	$1,129,644
Granted	85,358	4.38
Exercised	-
Forfeited	-
Outstanding as of December 31, 2022	2,742,187	$1.60	$1,144,748

Exerciseable as of December 31, 2022	2,740,943	$1.59	$1,140,992
Exerciseable as of December 31, 2021	2,656,829	$1.51	$1,129,644

The Company recorded service expense of $66,462 and $50,589 for the years ended December 31, 2022 and 2021, respectively. In 2022, $40,000 was deducted to the lease liability upon vesting of 4,975 of warrants to purchase preferred stock.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Year Ended
	December 31,
	2022	2021
Risk-free interest rate	2.83% - 4.45%	0.39% - 1.16%
Expected term (in years)	5 - 5.42	4.62
Expected volatility	70.00%	70.00%
Expected dividend yield	0%	0%

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 3,264,842 shares as of December 31, 2022. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of December 31, 2022, there were 228,792 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typically vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 8,068,774 shares as of December 31, 2022. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of December 31, 2022, there were 576,990 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A summary of information related to stock options for the years ended December 31, 2022 and 2021 is as follows:

	Options	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2020	4,750,711	$0.79	$659,781
Granted	2,436,581	1.07
Exercised	(41,055)	1.09
Forfeited	(520,485)	1.35
Outstanding as of December 31, 2021	6,625,752	$0.85	$6,716,453
Granted	2,588,869	1.86
Exercised	(94,618)	0.97
Forfeited	(871,767)	1.42
Outstanding as of December 31, 2022	8,248,236	$1.10	$9,695,024

Exerciseable as of December 31, 2022	4,574,380	$0.81	$7,018,026
Exerciseable as of December 31, 2021	3,308,269	$0.69	$3,881,139

	December 31,
	2022	2021
Weighted average grant-date fair value of options granted during year	$1.26	$0.71
Weighted average duration (years) to expiration of outstanding options at year-end	7.32	7.78

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended
	December 31,
	2022	2021
Risk-free interest rate	1.82%-4.36%	0.86%-1.32%
Expected term (in years)	7.00	5.0 - 7.0
Expected volatility	70.00%	70.00%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2022 and 2021 was $3,259,046 and $1,723,442, respectively. Stock-based compensation expense for stock options of $984,429 and $490,791 was recognized under FASB ASC 718 for the years ended December 31, 2022 and 2021, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $3,580,582 and $2,114,117 as of December 31, 2022 and 2021, respectively, and will be recognized over a weighted average period of 1.6 years as of December 31, 2022.

Restricted Common Stock

As of December 31, 2022 and 2021, the Company had 2,129,015 and 2,164,015 restricted shares of common stock outstanding under the option plans, respectively. As of December 31, 2022 and 2021, 2,085,265 and 2,000,077 shares were vested, respectively. The Company recorded stock-based compensation expense of $12,113 and $38,275 in the consolidated statements of operations for the years ended December 31, 2022 and 2021, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $2,563 and $11,988 as of December 31, 2022 and 2021, respectively, which is expected to be recognized in 2023.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Year Ended
	December 31,
	2022		2021
Research and development expenses	$665,116	#	$397,248
General and administrative expenses	331,426		182,407
	$996,542		$579,655

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, stock-based compensation expense, research and development, other GAAP to tax differences, and net operating loss carryforwards. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $27,026,815 and $10,124,807, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2022	2021
Deferred tax assets (liabilities):
Net operating loss carryforwards	$25,930,459	$9,431,263
Stock-based compensation	16,017	16,017
Research and development tax credit carryforwards	907,730	717,012
Depreciation timing difference	(24,665)	(39,485)
Lease liability	(81,576)	-
Cash to accrual	278,850	-
Valuation allowance	(27,026,815)	(10,124,807)
Net deferred tax assets (liabilities)	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2022 and 2021, cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, valuation allowances of $27,026,815 and $10,124,807 were recorded as of December 31, 2022 and 2021, respectively. Valuation allowance increased by $16,902,008 and $3,087,390 during the years ended December 31, 2022 and 2021, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $92,739,253 and $33,740,922, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2022 tax years remain open to examination.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	RELATED PARTY TRANSACTIONS

In July 2022, the Company entered into a note receivable agreement with Future VC, LLC, a related party under common control, for a principal amount of $1,500,000. The note earns interest at 12% per annum and matures on the earlier of a) October 5, 2022 or b) at the closing of the next equity financing, at the Company’s election. The note earns interest at 17% per annum on the outstanding principal balance of the note and on all unpaid interest from the date of default, payable on demand. The Company received repayments totaling $850,000 in 2022. As of December 31, 2022, the outstanding balance was $675,000, including $650,000 in principal and $25,000 in loan origination fees. Interest income recognized in 2022 amounted to $91,800, including $25,000 in loan origination fees. As of December 31, 2022, interest receivable was $66,800. The outstanding loan and related accrued interest receivable was included as a contra-equity on the consolidated balance sheet as the amounts are still outstanding as of the issuance date of these financial statements.

As of December 31, 2022 and 2021, the Company had accounts payable with related parties under common control and management of $397,788 and $0, respectively.

11.	COMMITMENTS AND CONTINGENCIES

Leases

The Company’s operating lease agreements include kitchen facilities, office, lab and leased materials and finance lease agreements include equipment used in building robotic units.

The balances for the operating and finance leases are presented as follows within the consolidated balance sheet:

	December 31,
	2022	2021
Operating leases:
Operating lease right of use assets, net	$4,714,470	$-

Operating lease right of use liabilities, current portion	887,198	-
Operating lease right of use liabilities	3,887,988	-
Total operating lease liabilities	$4,775,186	$-

Finance leases:
Finance lease right of use assets, net	$5,799,640	$-

Finance lease right of use liabilities, current portion	1,721,760	-
Finance lease right of use liabilities	3,727,051	-
Total finance lease liabilities	$5,448,811	$-

The components of lease expenses are as follows within the consolidated statements of operations are as follows:

	Year Ended
	December 31,
	2022	2021
Operating lease expense:
Operating lease expense	$939,723	$275,554

Finance lease expense:
Amortization of right of use assets (cost of net revenue)	$236,799	$-
Amortization of right of use assets (general and administrative)	561,868	-
Interest on right of use liabilities	175,052	-
Total finance lease expense	973,719	-

Total lease expense	$1,913,442	$275,554

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Supplemental cash flow information related to leases are as follows:

	Year Ended
	December 31,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$865,402	$-
Operating cash outflows from finance leases (interest payments)	$57,393	$-
Financing cash outflows from finance leases	$463,595	$-
Operating lease right of use assets obtained in exchange for operating lease liabilities	$5,492,907	$-
Finance lease right of use assets obtained in exchange for finance lease liabilities	$5,794,748	$-
Finance lease right of use assets obtained in exchange for interim rent	$803,559	$-

Supplemental balance sheet information related to leases are as follows:

	December 31,
	2022	2021
Weighted-average remaining lease term (in years)
Operating leases	4.94	n/a
Finance leases	2.33	n/a

Weighted-average discount rate
Operating leases	3.41%	n/a
Finance leases	12.12%	n/a

Maturities of lease liabilities as of December 31, 2022 are as follows:

Year Ended December 31,	Operating leases	Finance leases
2023	$1,036,458	$2,373,661
2024	1,019,791	2,475,780
2025	1,040,832	1,884,580
2026	1,022,788	-
2027	807,126	-
Thereafter	284,670	-
Total minimum lease payments	5,211,665	6,734,021
Less: imputed interest	(436,479)	(1,285,210)
Total lease obligations	4,775,186	5,448,811
Less: Current portion	887,198	1,721,760
Long-term portion of lease obligations	$3,887,988	$3,727,051

During the year ended December 31, 2022, certain finance leased assets were installed at customer locations.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12.	SUBSEQUENT EVENTS

On January 8, 2023, the Company filed its 8th Amended and Restated Certificate of Incorporation, which removed the features specified for preferred shares, such as the Series A to E preferred shares authorized, original issue price, conversion ratio and liquidation price.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On March 6, 2023, the Company filed a certificate of designation of Series A-1 Preferred Stock wherein 11,048,732 shares of authorized preferred stock are to be designated as Series A-1 Preferred Stock. The Series A-1 Original Issue Price shall mean $4.9779468. Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder, into such number of fully paid and nonassessable shares of Common Stock as determined by dividing the Series A-1 Original Issue Price by Series A-1 Conversion Price. Series A-1 Conversion Price shall initially be equal to Series A-1 Original Issue Price.

On March 10, 2023, the Company entered into a stock purchase agreement whereby the investor and the Company agrees to sell and issue 3,015,323 shares of Series A-1 Preferred Stock for a total purchase price of $15,000,000. Additionally, the Company granted the investor warrants to purchase 3,015,323 shares of Series A-1 Preferred Stock. If the warrants are exercised for other Preferred Stock, the number of warrants shall be equal to $15,000,000 divided by the lesser of the original issue price of such Preferred Stock and $4.97.

In April 2023, the Company issued 11,765 warrants to purchase Common Sock with an exercise price of $4.25 per share. The warrants vest in tranches through February 2024.

Management has evaluated subsequent events through July 7, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

Item 8. INDEX TO EXHIBITS

2.1	Eighth Amended and Restated Certificate of Incorporation (Filed with the Company’s Form 1-U on January 3, 2023, and available at https://www.sec.gov/Archives/edgar/data/1710670/000110465923000426/tm231483d1_ex2-1.htm)
2.2	Bylaws (Filed with the Company’s Form 1-A and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465922007882/tm222587d1_ex2-2.htm )
2.3	Certificate of Designation of the Series A-1 Preferred Stock
3.1	Form of Warrant (Filed with the Company’s Form 1-A and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465922007882/tm222587d1_ex3-2.htm)
3.2	EcoLab Warrant
3.3	Pikover Warrant
6.1	Note and Warrant Purchase Agreement (Filed with the Company’s Form 1-A and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465922007882/tm222587d1_ex6-1.htm)
6.2	Series A-1 Preferred Stock Purchase Agreement
6.3	Amended and Restated Registration Rights Agreement
6.4	Amended and Restated Stockholders Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Richard Hull
Richard Hull, Chief Executive Officer
Miso Robotics, Inc.
Date: August 15, 2023

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Richard Hull
Richard Hull, Chief Executive Officer
Date: August 15, 2023

By	/s/ James “Buck”Jordan
James “Buck” Jordan, Director
Date: August 15, 2023

By	/s/ Joseph Essas
Joseph Essas, Director
Date: August 15, 2023

By	/s/ Thomas Bruderman
Thomas Bruderman, Director
Date: August 15, 2023

By	/s/ Massimo de Marco
Massimo de Marco, Director
Date: August 15, 2023

By	/s/ John Miller
John Miller, Director
Date: August 15, 2023